Filed Pursuant to Rule 424(b)(2)
Registration No. 333-91827

JDS Uniphase Corporation

2,230,545 Shares of Common Stock

We issued 2,230,545 shares of our common stock to certain former stockholders of EPITAXX, Inc. (the "Selling Stockholders") in connection with our acquisition of EPITAXX. Some of these stockholders may wish to sell these shares in the future, and this Prospectus allows them to do so. We will not receive any of the proceeds from any sale of shares by such stockholders, but we have agreed to bear the expenses of registration of the shares by this Prospectus.

Nasdaq National Market Symbol

JDSU

The last sale price of our common stock on the Nasdaq National Market on November 26, 1999 was $266.00 per share.

THE SHARES REGISTERED HEREBY INVOLVE A HIGH LEVEL OF INVESTMENT RISK. YOU SHOULD INVEST ONLY I FYOU CAN AFFORT A COMPLETE LOSS: SEE "RISK FACTORS" BEGINNING ON PAGE 5 OF THIS PROSPECTUS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

December 13, 1999

     You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

     Information contained in our Web site does not constitute part of this document.

Table of Contents

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The Company.................................................
Recent Events...............................................
Use of Proceeds.............................................
Risk Factors................................................
Selling Stockholders........................................
Plan of Distribution........................................
Experts.....................................................
Legal Matters...............................................
Incorporation of Certain Documents by Reference.............
Where You May Find More Information.........................

JDS UNIPHASE

JDS Uniphase Corporation is the result of a merger of equals between Uniphase Corporation and JDS FITEL Inc., which became effective on June 30, 1999. Certain historic information described in this Prospectus pertains only to either Uniphase Corporation or JDS FITEL Inc. In such instances, historic information that is specific to Uniphase Corporation or JDS FITEL Inc. is specifically described as "Uniphase" or "JDS FITEL" information, respectively. References to "we," "us", "our" and "JDS Uniphase" refer to the combined entity resulting from the merger.

 JDS Uniphase is the leading provider of advanced fiberoptic components and modules. These products are sold to leading telecommunications and cable television system providers worldwide, which are commonly referred to as OEMs and include Alcatel, Ciena, General Instrument, Lucent, Nortel, Pirelli, Scientific Atlanta, Siemens and Tyco. Our components and modules are basic building blocks for fiberoptic networks and perform both optical-only (passive) and optoelectronic (active) functions within these networks. Our products include semiconductor lasers, high-speed external modulators, transmitters, amplifiers, couplers, multiplexers, circulators, tunable filters, optical switches and isolators for fiberoptic applications. We also supply our OEM customers with test instruments for both system production applications and network installation. In addition, we design, manufacture and market laser subsystems for a broad range of commercial applications, which include biotechnology, industrial process control and measurement, graphics and printing and semiconductor equipment manufactured by our customers.

Businesses and consumers are increasingly accessing public telecommunications networks to communicate, collect and distribute information. The explosive growth of the Internet, coupled with the increasing volume of data and video traffic across corporate and public internets and intranets, has fueled the continuing and growing demand for more network capacity in both long-haul telecommunications and cable television networks. Given the inherently faster speed of light signals in fiberoptic networks and their immunity from electromagnetic interference, fiberoptic systems are replacing existing copper wire networks for long-haul (in excess of 600 kilometers) telecommunications networks. Cable television networks are also shifting to fiberoptic solutions for the distribution of signals from the central cable broadcast station to the local cable distribution hubs. Additional capacity in these fiberoptic networks is attained through a signal transmission method called wave division multiplexing, or WDM, which allows up to 128 separate light signals of slightly different wavelengths to be simultaneously transmitted in a single fiber. Today, fiberoptic cable is the primary medium and WDM has become the emerging standard for long-haul telecommunications and cable television networks, and fiber is making inroads to replace copper in the shorter distance metropolitan, or metro, markets.

The growth of WDM traffic traveling over fiberoptic cables and the continued demand for increased capacity represents a significant opportunity for systems OEMs and their suppliers. With a history of innovation and successful acquisitions, we have established ourselves as the premier supplier of advanced components and modules to the telecommunications and cable television networking industries. Going forward, the key elements of our business strategy to expand our leadership position include:

  providing more integrated and broader product offerings to our customers, capitalizing on passive and active leadership positions,
  providing cost-effective, demand-driven, faster time-to-market solutions to our customers, maintaining technology leadership and high product reliability, enhancing manufacturing techniques and increasing capacity, and seeking complementary mergers and acquisitions.

Our corporate headquarters in the United States is located at 163 Baypointe Parkway, San Jose, California 95134, where the phone number is (408) 434-1800. Our corporate headquarters in Canada is located at 570 West Hunt Club Road, Nepean, Ontario, and the phone number at this location is (613) 727-1304.

RECENT EVENTS

Acquisition of EPITAXX, INC.

Pursuant to the terms of the Agreement and Plan of Merger dated as of October 1, 1999 by and among us, JDS Uniphase Acquisition, Inc., EPITAXX, INC. and the stockholders of EPITAXX, we completed the acquisiton of EPITAXX on November 15, 1999. The transaction was accounted for as a purchase transaction. As consideration for the transaction, we issued cash in the amount of $5,000,000 and a total of 2,230,545 shares of common stock in exchange for all of the outstanding shares of EPITAXX common stock. Outstanding options to acquire shares of EPITAXX common stock were automatically converted into options to purchase shares of our common stock at the same exchange ratio. The total purchase cost is expected to be approximately $405 million. The Company will take a charge for in-process research and development in the quarter ended December 31, 1999 in an amount to be determined upon completion of the purchase price allocation for this transaction, and which may be material to the results of operations for the quarter.

The shares of our common stock issued in the merger were issued pursuant to an exemption from registration under the Securities Act of 1993, as amended. In accordance with the merger agreement, we filed the registration statement of which this prospectus is a part to register the shares of our common stock issued pursuant to the merger.

Acquisition of SIFAM Limited

On November 22, 1999, we announced the signing of a definitive agreement to acquire SIFAM Limited, a leading supplier of fused components for fiberoptic telecommunications networks which is based in the United Kingdom. SIFAM products, which include couplers, wavelength division multiplexers and gain flattening filters, are used for advanced applications in optical amplifiers and network monitoring. The transaction will be accounted for as a purchase transaction. The terms of the acquisition provide for a purchase price of 60 million Pounds Sterling ($96 million) payable in cash. The acquisition is made in the form of an offer to SIFAM security holders, and the holders of over 90% of the company's shares have executed binding agreements to accept the JDS Uniphase offer unconditionally. A closing in December 1999 is anticipated, subject to certain closing conditions, including completion by SIFAM of a reorganization to divest itself of its business units not involved in its fiberoptic operations. Accordingly, there is no certainty that this transaction will be completed.

Merger with Optical Coating Laboratory, Inc.

On November 3, 1999, we and Optical Coating Laboratory, Inc. executed a definitive agreement for the companies to merge. The transaction will be accounted for as a purchase transaction. The agreement provides for the exchange of 0.928 shares of JDS Uniphase common stock for each outstanding share of OCLI and is valued at approximately $2.8 billion. Closing of the transaction in the first calendar quarter of 2000 is anticipated, subject to certain closing conditions, including the obtaining of required clearances under the Hart-Scott-Rodino Antitrust Improvement Act, other governmental approvals and the consent of OCLI stockholders. Following completion of the transaction, OCLI will operate as a wholly-owned subsidiary of JDS Uniphase. There can be no assurance that this transaction will close.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of shares by the selling stockholders, but we have agreed to bear certain expenses of registration of the shares under federal and state securities laws. This registration statement is intended to satisfy certain of our obligations under the merger agreement.

RISK FACTORS

This offering involves a high degree of risk. You should carefully consider the risks and uncertainties described below and the other information in this prospectus before deciding whether to invest in shares of our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be materially adversely affected. This could cause the trading price of our common stock to decline, and you may lose part or all of your investment.

The statements contained in this prospectus that are not purely historical are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 and Section 21E of the Securities Exchange Act of 1934, including, without limitations, statements regarding our expectations, hopes, beliefs, anticipations, commitments, intentions and strategies regarding the future. Forward-looking statements include such statements as:

  Our expectation that we will continue to pursue acquisitions of other companies, technologies and complementary product lines.
  Our expectation that we will continue to internally develop new components, modules and other products for our customer base, in an effort to penetrate new markets.
  Our belief that the success of our acquisitions of other companies will depend upon: our ability to manufacture and sell the products of the businesses acquired, continued demand for these acquired products by our customers, our ability to integrate the acquired business' operations, products and personnel, our ability to retain key personnel of the acquired businesses, and our ability to expand our financial and management controls and reporting systems and procedures.
  Our intention to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate.
  Our intention to further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from new products and markets as well as growth from our existing products.
  Our intention to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve targeted volume and cost levels.
  Our belief that purchase accounting treatment of Uniphase's combination with JDS FITEL will result in a net loss for us in the foreseeable future, which could have a material and adverse effect on the market value of our stock.
  Our expectation that each of JDS FITEL and Uniphase will continue to experience fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock.
  Our expectation that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales.
  Our expectation that sales to any single customer may vary significantly from quarter to quarter.
  Our belief that, to remain competitive, we must maintain a substantial investment in research and development, marketing, and customer service and support.
  Our anticipation that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers.
  Our intent to continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs.
  Our belief that, to be competitive in our laser markets, continued manufacturing cost reductions and enhanced performance of our laser products will be required on a continuing basis as these markets further mature.
  Our expectation that international sales will continue to account for a significant portion of our net sales.
  Our belief, based on (1) available information, (2) amounts spent to date and (3) the fact that our information technology and non-information technology systems depend on third-party software which, we believe, has been or is being updated to address the Year 2000 problem, that we will manage our total Year 2000 transition without any material adverse effect on our business operations, financial condition, products or financial prospects.
  Our anticipation that our software system suppliers will correct our software systems for the Year 2000 problem prior to December 31, 1999.
  Our belief that while existing cash balances, cash flow from operations, available lines of credit and the proceeds from the recently completed public offering of our common stock and the private placement of exchangeable shares in Canada will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers.

Actual results could differ from those projected in any forward-looking statements for the reasons, among others, detailed below. The fact that some of the risk factors may be the same or similar to our, Uniphase's or JDS FITEL's past filings means only that the risks are present in multiple periods. We believe that many of the risks detailed here are part of doing business in the industry in which we compete and will likely be present in all periods reported. The fact that certain risks are characteristic to the industry does not lessen the significance of the risk. The forward-looking statements are made as of the date of this Form S-3 and we assume no obligation to update the forward-looking statements, or to update the reasons why actual results could differ from those projected in the forward-looking statements.

Difficulties We May Encounter Managing Our Growth Could Adversely Affect Our Results of Operations

Both JDS FITEL and Uniphase have historically achieved their growth through a combination of internally developed new products and acquisitions. As part of our strategy to sustain growth, we expect to continue to pursue acquisitions of other companies, technologies and complementary product lines. We also expect to continue developing new components, modules and other products for our customer base, seeking to further penetrate these markets. The success of each acquisition will depend upon:

  our ability to manufacture and sell the products of the businesses acquired, continued demand for these acquired products by our customers, our ability to integrate the acquired business' operations, products and personnel, our ability to retain key personnel of the acquired businesses, and our ability to expand our financial and management controls and reporting systems and procedures.

Difficulties in Integrating Uniphase and JDS FITEL Could Adversely Affect Our Business

Uniphase combined its operations with JDS FITEL effective on June 30, 1999 in a merger of equals. If we fail to successfully integrate the businesses of JDS FITEL and Uniphase, the combined business will suffer. Uniphase and JDS FITEL have complementary business operations located principally in the United States, Canada and Europe. Our success depends in large part on the successful integration of these geographically diverse operations and the technologies and personnel of the two companies. As part of this integration, we need to combine and improve our computer systems to centralize and better automate processing of our financial, sales and manufacturing data. Our management came from the prior management teams of both companies and many members of management did not previously work with other members of management. The integration of the two businesses may result in unanticipated operational problems, expenses and liabilities and the diversion of management attention. The integration may not be successful, and, if so, our operating results would suffer as a result.

If We Fail to Efficiently Combine Uniphase's and JDS FITEL's Sales and Marketing Forces, Our Sales Could Suffer

We may experience disruption in sales and marketing in connection with our efforts to integrate Uniphase's and JDS FITEL's sales channels, and we may be unable to efficiently or effectively correct such disruption or achieve our sales and marketing objectives after integration. In addition, sales cycles and sales models for Uniphase's and JDS FITEL's various products may vary significantly from product to product. Our sales personnel not accustomed to the different sales cycles and approaches required for products newly added to their portfolio may experience delays and difficulties in selling these newly added products. Furthermore, it may be difficult to retain key sales personnel. As a result, we may fail to take full advantage of the combined sales forces' efforts, and Uniphase's and JDS FITEL's respective sales approaches and distribution channels may be ineffective in promoting the other entity's products, which may have a material adverse effect on our business, financial condition or operating results.

Integration Costs and Expenses Associated with Uniphase's Combination with JDS FITEL Have Been Substantial and We May Incur Additional Related Expenses in the Future

JDS Uniphase has incurred direct costs associated with the combination of approximately $12 million, which were included as a part of the total purchase cost for accounting purposes. We may incur additional material charges in subsequent quarters to reflect additional costs associated with the combination which will be expensed as incurred.

Difficulties in Integrating Other Acquisitions Could Adversely Affect Our Business

In March 1997, Uniphase acquired Uniphase Laser Enterprise, which produces our 980-nanometer pump laser products. In June 1998, Uniphase acquired Uniphase Netherlands. In the case of both acquisitions, Uniphase acquired businesses that had previously been engaged primarily in research and development and that needed to make the transition from a research activity to a commercial business with sales and profit levels that are consistent with our overall financial goals. This transition has not yet been completed at Uniphase Netherlands, which continues to operate at higher expense levels and lower gross margins than those required to meet our profitability goals. In addition, in November 1998, Uniphase acquired Uniphase Broadband, which manufactures test instruments, transmitter cards and transceivers for telecommunications applications and in August 1999, we acquired AFC Technologies, which produces amplifiers for telecommunications applications and in November 1999, Uniphase acquired EPITAXX, Inc. We may not successfully manufacture and sell our products or successfully manage our growth, and failure to do so could have a material adverse effect on our business, financial condition and operating results.

Difficulties in Commercializing New Product Lines

We intend to continue to develop new product lines to address our customers' diverse needs and the several market segments in which we participate. As we target new product lines and markets, we will further increase our sales and marketing, customer support and administrative functions to support anticipated increased levels of operations from these new products and markets as well as growth from our existing products. We may not be successful in creating this infrastructure nor may we realize any increase in the level of our sales and operations to offset the additional expenses resulting from this increased infrastructure. Uniphase commenced operations at Uniphase Telecommunications Products in 1996 to penetrate the cable television markets, and at Uniphase Network Components in 1998 to develop and market a line of complementary optical components for our telecommunications customers. In each case, Uniphase hired development, manufacturing and other staff in anticipation of developing and selling new products. Our operations may not achieve levels sufficient to justify the increased expense levels associated with these new businesses.

We are Subject to Manufacturing Difficulties

If We Do Not Achieve Acceptable Manufacturing Volumes, Yields or Sufficient Product Reliability, Our Operating Results Could Suffer

The manufacture of our products involves highly complex and precise processes, requiring production in highly controlled and clean environments. Changes in our manufacturing processes or those of our suppliers, or their inadvertent use of defective or contaminated materials, could significantly reduce our manufacturing yields and product reliability. Because the majority of our manufacturing costs are relatively fixed, manufacturing yields are critical to our results of operations. Certain of our divisions have in the past experienced lower than expected production yields, which could delay product shipments and impair gross margins. These divisions or any of our other manufacturing facilities may not maintain acceptable yields in the future.

Our existing Uniphase Netherlands facility has not achieved acceptable manufacturing yields since the June 1998 acquisition, and there is continuing risk attendant to this facility and its manufacturing yields and costs. In addition, we recently completed construction of a new laser fabrication facility at Uniphase Netherlands, and this facility has not yet reached targeted yields, volumes or costs levels. Uniphase Netherlands may not successfully manufacture laser products in the future at volumes, yields or cost levels necessary to meet our customers' needs. In addition, Uniphase Fiber Components is establishing a production facility in Sydney, Australia for fiber Bragg grating products. This facility may not manufacture grating products to customers' specifications at the volumes, cost and yield levels required. To the extent we do not achieve acceptable manufacturing yields or experience product shipment delays, our business, operating results and financial condition would be materially and adversely affected.

As our customers' needs for our products increase, our ability to increase our manufacturing volumes to meet these needs and satisfy customer demand will have a material effect on our business, operating results and financial condition. In some cases, existing manufacturing techniques, which involve substantial manual labor, may be insufficient to achieve the volume or cost targets of our customers. As such, we will need to develop new manufacturing processes and techniques, which are anticipated to involve higher levels of automation, to achieve the targeted volume and cost levels. In addition, it is frequently difficult at a number of our manufacturing facilities to hire qualified manufacturing personnel in a timely fashion, if at all, when customer demands increase over shortened time periods. While we continue to devote research and development efforts to improvement of our manufacturing techniques and processes, we may not achieve manufacturing volumes and cost levels in our manufacturing activities that will fully satisfy customer demands.

If Our Customers Do Not Qualify Our Manufacturing Lines For Volume Shipments, Our Operating Results Could Suffer

Customers will not purchase any of our products (other than limited numbers of evaluation units) prior to qualification of the manufacturing line for the product. Each new manufacturing line must go through varying levels of qualification with our customers. This qualification process determines whether the manufacturing line achieves the customers' quality, performance and reliability standards. Delays in qualification can cause a product to be dropped from a long term supply program and result in significant lost revenue opportunity over the term of that program. As noted above, we are currently completing a new manufacturing facility in Australia. We may experience delays in obtaining customer qualification of this facility and our new facility at Uniphase Netherlands. If we fail in the timely qualification of these or other new manufacturing lines, our operating results and customer relationships would be adversely affected.

Our Operating Results Suffer as a Result of Purchase Accounting Treatment, Primarily due to the Impact of Amortization of Goodwill and Other Intangibles Relating to Our Combination with JDS FITEL

Under U.S. generally accepted accounting principles that apply to us, we accounted for a number of business combinations using the purchase method of accounting, the most significant being the combination of Uniphase and JDS FITEL. Under purchase accounting, we recorded the market value of our common shares and the Exchangeable Shares issued in connection with Uniphase's combination with JDS FITEL, the fair value of the options to purchase JDS FITEL common shares which became options to purchase our common shares and the amount of direct transaction costs as the cost of acquiring the business of JDS FITEL. That cost was allocated to the individual assets acquired and liabilities assumed, including various identifiable intangible assets such as in-process research and development, acquired technology, acquired trademarks and trade names and acquired workforce, based on their respective fair values. We allocated the excess of the purchase cost over the fair value of the net assets to goodwill. We expensed in-process research and development of $210.4 million as of June 30, 1999. Goodwill and other intangible assets are being amortized over a five year period. The amount of purchase cost allocated to goodwill and other intangibles was $3.4 billion, including the related deferred tax effect. The amortization of goodwill and other intangible assets in equal quarterly amounts over a five year period will result in an accounting charge attributable to these items of $168 million per quarter and $672 million per fiscal year. Additionally, in the first quarter of 2000 our gross profit was adversely impacted by $11.4 million due to purchase accounting adjustments to products sold in the period. As a result, purchase accounting treatment of Uniphase's combination with JDS FITEL will result in a net loss for us in the foreseeable future, which could have a material and adverse effect on the market value of our stock.

Our Stock Price Could Fluctuate Substantially

The Unpredictability of Our Quarterly Operating Results Could Cause Our Stock Price to be Volatile or Decline

We expect to continue to experience, fluctuations in our quarterly results, which in the future may be significant and cause substantial fluctuations in the market price of our stock. All of the concerns we discuss under Risk Factors could affect our operating results, including, among others:

  the timing of the receipt of product orders from a limited number of major customers, the loss of one or more of our major suppliers or customers, competitive pricing pressures,
  the costs associated with the acquisition or disposition of businesses, our ability to design, manufacture and ship technologically advanced products with satisfactory yields on a timely and cost-effective basis, the announcement and introduction of new products by us, and expenses associated with any intellectual property or other litigation.

In addition to concerns potentially affecting our operating results addressed elsewhere under Risk Factors, the following factors may also influence our operating results:

  our product mix,
  the relative proportion of our domestic and international sales, the timing differences between when we incur expenses to increase our marketing and sales capabilities and when we realize benefits, if any, from such expenditures, and fluctuations in the foreign currencies of our foreign operations.

Furthermore, our sales often reflect orders shipped in the same quarter that they are received, which makes our sales vulnerable to short term fluctuations in customer demand and difficult to predict. Also, customers may cancel or reschedule shipments, and production difficulties could delay shipments. In addition, we sell our telecommunications equipment products to OEMs who typically order in large quantities, and therefore the timing of such sales may significantly affect our quarterly results. An OEM supplies system level network products to telecommunications carriers and others and incorporates our components in these system level products. The timing of such OEM sales can be affected by factors beyond our control, such as demand for the OEMs' products and manufacturing risks experienced by OEMs. In this regard, we have experienced rescheduling of orders by customers in each of our markets and may experience similar rescheduling in the future. As a result of all of these factors, our results from operations may vary significantly from quarter to quarter.

In addition to the effect of ongoing operations on quarterly results, acquisitions or dispositions of businesses, our products or technologies have in the past resulted in, and may in the future, result in reorganization of our operations, substantial charges or other expenses, which have caused and may in the future cause fluctuations in our quarterly operating results and cash flows.

Finally, our net revenues and operating results in future quarters may be below the expectations of public market securities analysts and investors. In such event, the price of our common stock and the Exchangeable Shares would likely decline, perhaps substantially.

Factors Other Than Our Quarterly Results Could Cause Our Stock Price to be Volatile or Decline

The market price of our common stock has been and is likely to continue to be highly volatile because of causes other than our historical quarterly results, such as:

  announcements by our competitors and customers of technological innovations or new products, developments with respect to patents or proprietary rights, governmental regulatory action, and
  general market conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies, which may cause the price of our stock to decline.

Our Sales Would Suffer if One or More of Our Key Customers Substantially Reduced Orders for Our Products

Our customer base is highly concentrated. Historically, orders from a relatively limited number of OEM customers accounted for a substantial portion of Uniphase's and JDS FITEL's net sales from telecommunications products. Two customers, Lucent and Nortel, each accounted for over 10% of our net sales for the quarter ended September 30, 1999. We expect that, for the foreseeable future, sales to a limited number of customers will continue to account for a high percentage of our net sales. Sales to any single customer may vary significantly from quarter to quarter. If current customers do not continue to place orders we may not be able to replace these orders with new orders from new customers. In the telecommunications markets, our customers evaluate our products and competitive products for deployment in their telecommunications systems. Our failure to be selected by a customer for particular system projects can significantly impact our business, operating results and financial condition. Similarly, even if our customers select us, if our customers are not selected as the primary supplier for an overall system installation, we can be similarly adversely affected. Such fluctuations could have a material adverse effect on our business, financial condition and operating results.

Interruptions Affecting Our Key Suppliers Could Disrupt Production, Compromise Our Product Quality and Adversely Affect Our Sales

We currently obtain various components included in the manufacture of our products from single or limited source suppliers. A disruption or loss of supplies from these companies or a price increase for these components would have a material adverse effect on our results of operations, product quality and customer relationships. We have a sole source supply agreement for a critical material used in the manufacture of our passive products. This agreement may be terminated by either party on six months prior notice. It is our objective to maintain strategic inventory of the key raw material provided by this supplier. We also depend on a single source for filters for our passive products, which we obtain exclusively through a joint venture with Optical Coating Laboratory, Inc. In addition, we currently utilize a sole source for the crystal semiconductor chip sets incorporated in our solid state microlaser products and acquire our pump diodes for use in our solid state laser products from Opto Power Corporation and GEC. We obtain lithium niobate wafers, gallium arsenide wafers, specialized fiber components and certain lasers used in our telecommunications products primarily from Crystal Technology, Inc., Fujikura, Ltd., Philips Key Modules and Sumitomo, respectively. We do not have long-term or volume purchase agreements with any of these suppliers (other than for our passive products supplier described in this paragraph), and these components may not in the future be available in the quantities required by us, if at all.

We May Become Subject to Collective Bargaining Agreements

Our employees who are employed at manufacturing facilities located in North America are not bound by or party to any collective bargaining agreements with us. These employees may become bound by or party to one or more collective bargaining agreements with us in the future. Certain of our employees outside of North America, particularly in The Netherlands and Germany, are subject to collective bargaining agreements. If, in the future, any such employees become bound by or party to any collective bargaining agreements, then our related costs and our flexibility with respect to managing our business operations involving such employees may be materially adversely affected.

Any Failure to Remain Competitive in Our Industry Would Impair Our Operating Results

If Our Business Operations are Insufficient to Remain Competitive in Our Industry, Our Operating Results Could Suffer

The telecommunications and laser subsystems markets in which we sell our products are highly competitive. In each of the markets we serve, we face intense competition from established competitors. Many of these competitors have substantially greater financial, engineering, manufacturing, marketing, service and support resources than do we and may have substantially greater name recognition, manufacturing expertise and capability and longer standing customer relationships than do we. To remain competitive, we believe we must maintain a substantial investment in research and development, marketing, and customer service and support. We may not compete successfully in all or some of our markets in the future, and we may not have sufficient resources to continue to make such investments, or we may not make the technological advances necessary to maintain our competitive position so that our products will receive market acceptance. In addition, technological changes or development efforts by our competitors may render our products or technologies obsolete or uncompetitive.

Fiberoptic Component Average Selling Prices Are Declining

Prices for telecommunications fiberoptic components are generally declining because of, among other things, increased competition and greater unit volumes as telecommunications service providers continue to deploy fiberoptic networks. Uniphase and JDS FITEL have in the past and we may in the future experience substantial period to period fluctuations in average selling prices. We anticipate that average selling prices will decrease in the future in response to product introductions by competitors and us or to other factors, including price pressures from significant customers. Therefore, we must continue to (1) timely develop and introduce new products that incorporate features that can be sold at higher selling prices and (2) reduce our manufacturing costs. Failure to achieve any or all of the foregoing could cause our net sales and gross margins to decline, which may have a material adverse effect on our business, financial condition and operating results.

If We Fail to Successfully Develop and Market Solid State Lasers to Replace the Declining Markets for Our Gas Lasers, Our Operating Results Could Suffer

The market for gas lasers is mature and expected to decline as customers replace conventional lasers, including gas lasers, with solid state lasers. Solid state lasers are currently expected to be the primary commercial laser technology in the future. Consequently, JDS Uniphase has devoted substantial resources to developing and commercializing its solid state laser products. We believe that some companies are further advanced than us in solid state laser development and are competing with us for many of the same opportunities. To be competitive in our laser markets, we believe continued manufacturing cost reductions and enhanced performance of our laser products will be required on a continuing basis as these markets further mature. However, our solid state laser products may not be competitive with products of other companies as to cost or performance in the future.

If We Fail to Attract and Retain Key Personnel, Our Business Could Suffer

Our future depends, in part, on our ability to attract and retain certain key personnel. In particular, our research and development efforts depend on hiring and retaining qualified engineers. Competition for highly skilled engineers is extremely intense, and we are currently experiencing difficulty in identifying and hiring certain qualified engineers in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our existing compensation and salary structure. Our future also depends on the continued contributions of our executive officers and other key management and technical personnel, each of whom would be difficult to replace. Uncertainty resulting from the JDS FITEL merger could further adversely affect our ability to retain key employees. We do not maintain a key person life insurance policy on our Chief Executive Officer, our Chief Operating Officer or any other officer. The loss of the services of one or more of our executive officers or key personnel or the inability to continue to attract qualified personnel could delay product development cycles or otherwise have a material adverse effect on our business, financial condition and operating results.

Our Participation in International Markets Creates Risks to Our Business Not Faced by Companies That Sell Their Products in the United States

International sales are subject to inherent risks, including:

  unexpected changes in regulatory requirements,

  tariffs and other trade barriers,

  political and economic instability in foreign markets,

  difficulties in staffing and management,

  integration of foreign operations,

  longer payment cycles,

  greater difficulty in accounts receivable collection,

  currency fluctuations, and

  potentially adverse tax consequences.

  International sales accounted for approximately 40%, 38% and 32% of Uniphase's net sales in fiscal years 1999, 1998 and 1997, respectively. International sales (excluding sales to the U.S.) accounted for approximately 21%, 25% and 20% of JDS FITEL's net sales in fiscal years 1999, 1998 and 1997, respectively. We expect that international sales will continue to account for a significant portion of our net sales. We may continue to expand our operations outside of the United States and to enter additional international markets, both of which will require significant management attention and financial resources.

  Since a significant portion of our foreign sales are denominated in U.S. dollars, our products may also become less price competitive in countries in which local currencies decline in value relative to the U.S. dollar. Our business and operating results may also be materially and adversely affected by lower sales levels that typically occur during the summer months in Europe and certain other overseas markets. Furthermore, the sales of many of our OEM customers depend on international sales and consequently further exposes us to the risks associated with such international sales.

  The Year 2000 Problem May Disrupt Our and Our Customers' and Suppliers' Businesses

  We are aware of the risks associated with the operation of information technology and non-information technology systems as the Year 2000 approaches. The problem is pervasive and complex and may affect many information technology and non-information technology systems. The Year 2000 problem results from the rollover of the two digit year value from "99" to "00." Systems that do not properly recognize such date-sensitive information could generate erroneous data or fail. In addition to our own systems, we rely on external systems of our customers, suppliers, creditors, financial organizations, utilities providers and government entities, both domestic and international (which we collectively refer to as "third parties''). Consequently, we could be affected by disruptions in the operations of third parties with which we interact. Furthermore, as customers expend resources to correct their own systems, they may reduce their purchasing frequency and volume of our products.

  We are using both internal and external resources to assess:

    our state of readiness (including the readiness of third parties with which we interact) concerning the Year 2000 problem, our costs to correct material Year 2000 problems related to our internal information technology and non-information technology systems, the known risks related to any failure to correct any Year 2000 problems we identify, and the contingency plan, if any, that we should adopt should any identified Year 2000 problems not be corrected.

  To date, we have incurred costs not exceeding $2.0 million to upgrade our information technology and non-information technology systems to, among other things, make such systems Year 2000 ready. We continue to evaluate the estimated costs associated with the efforts to prepare for Year 2000 based on actual experience. While the efforts will involve additional costs, we believe, based on (1) available information, (2) amounts spent to date and (3) the fact that our information technology and non-information technology systems depend on third-party software which, we believe, has been or is being updated to address the Year 2000 problem, that we will manage our total Year 2000 transition without any material adverse effect on our business operations, financial condition, products or financial prospects. The actual outcomes and results could be affected by future factors including, but not limited to:

  the continued availability of skilled personnel,

  cost control,

  the ability to locate and remediate software code problems,

  critical suppliers and subcontractors meeting their Year 2000 compliance commitments, and timely actions by customers.

  We believe that our systems are Year 2000 ready, with minor exceptions which we expect to resolve by November 30, 1999. Therefore, we anticipate that all systems will be corrected for the Year 2000 problem prior to December 31, 1999. We are working with third parties to identify any Year 2000 problems affecting such third parties that could have a material adverse affect on our business, financial condition or results of operations. However, it would be impracticable for us to attempt to address all potential Year 2000 problems of third parties that have been or may in the future be identified. Specifically, Year 2000 problems have arisen or may arise regarding the information technology and non-information technology systems of third parties having widespread national and international interactions with persons and entities generally (for example, certain information technology and non-information technology systems of governmental agencies, utilities and information and financial networks) that, if uncorrected, could have a material adverse impact on our business, financial condition or results of operations. We are still assessing the effect the Year 2000 problem will have on our suppliers and, at this time, cannot determine such impact. However, we have identified alternative suppliers and, in the event that any significant supplier suffers unresolved material Year 2000 problems, we believe that we would only experience short term disruptions in supply, not exceeding 90 days, while such supplier is replaced.

  If We Have Insufficient Proprietary Rights or If We Fail to Protect Those We Have, Our Business Would be Materially Impaired

  We May Not Obtain the Intellectual Property Rights We Require

  The telecommunications and laser markets in which we sell our products experience frequent litigation regarding patent and other intellectual property rights. Numerous patents in these industries are held by others, including academic institutions and our competitors. In the past, Uniphase and JDS FITEL have acquired and in the future we may seek to acquire license rights to these or other patents or other intellectual property to the extent necessary for our business. Unless we are able to obtain such licenses on commercially reasonable terms, patents or other intellectual property held by others could inhibit our development of new products for our markets. While in the past licenses generally have been available to Uniphase and JDS FITEL where third-party technology was necessary or useful for the development or production their products, in the future licenses to third-party technology may not be available on commercially reasonable terms, if at all. Generally, a license, if granted, includes payments by us of up-front fees, ongoing royalties or a combination thereof. Such royalty or other terms could have a significant adverse impact on our operating results. We are a licensee of a number of third party technologies and intellectual property rights and are required to pay royalties to these third party licensors on certain of our telecommunications products and laser subsystems.

  Our Products May Infringe the Property Rights of Others

  The industry in which we operate experiences periodic claims of patent infringement or other intellectual property rights. We have in the past and may from time to time in the future receive notices from third parties claiming that our products infringe upon third party proprietary rights. Any litigation to determine the validity of any third-party claims, regardless of the merit of these claims, could result in significant expense to us and divert the efforts of our technical and management personnel, whether or not we are successful in such litigation. If we are unsuccessful in any such litigation, we could be required to expend significant resources to develop non-infringing technology or to obtain licenses to the technology that is the subject of the litigation. We may not be successful in such development or such licenses may not be available on terms acceptable to us if at all. Without such a license, we could be enjoined from future sales of the infringing product or products.

  Our Intellectual Property Rights May Not Be Adequately Protected

  Our future depends in part upon our intellectual property, including trade secrets, know-how and continuing technological innovation. We currently hold approximately 150 U.S. patents on products or processes and corresponding foreign patents and have applications for certain patents currently pending. The steps taken by us to protect our intellectual property may not adequately prevent misappropriation or ensure that others will not develop competitive technologies or products. Other companies may be investigating or developing other technologies that are similar to ours. It is possible that patents may not be issued from any application pending or filed by us and, if patents do issue, the claims allowed may not be sufficiently broad to deter or prohibit others from marketing similar products. Any patents issued to us may be challenged, invalidated or circumvented. Further, the rights under our patents may not provide a competitive advantage to us. In addition, the laws of certain territories in which our products are or may be developed, manufactured or sold, including Asia, Europe or Latin America, may not protect our products and intellectual property rights to the same extent as the laws of the United States.

  If We Fail to Successfully Manage Our Exposure to the Worldwide Financial Markets, Our Operating Results Could Suffer

  We are exposed to financial market risks, including changes in interest rates, foreign currency exchange rates and marketable equity security prices. We utilize derivative financial instruments to mitigate these risks. We do not use derivative financial instruments for speculative or trading purposes. The primary objective of our investment activities is to preserve principal while at the same time maximizing yields without significantly increasing risk. To achieve this objective, a majority of our marketable investments are floating rate and municipal bonds, auction instruments and money market instruments denominated in U.S. dollars. We hedge currency risks of investments denominated in foreign currencies with forward currency contracts. Gains and losses on these foreign currency investments are generally offset by corresponding gains and losses on the related hedging instruments, resulting in negligible net exposure to us. A substantial portion of our revenue, expense and capital purchasing activities are transacted in U.S. dollars. However, we do enter into these transactions in other currencies, primarily Canadian and European currencies. To protect against reductions in value and the volatility of future cash flows caused by changes in foreign exchange rates, we have established hedging programs. Currency forward contracts are utilized in these hedging programs. Our hedging programs reduce, but do not always entirely eliminate, the impact of foreign currency exchange rate movements. Actual results on our financial position may differ materially.

  If We Fail to Obtain Additional Capital at the Times, in the Amounts and Upon the Terms Required, Our Business Could Suffer

  We are devoting substantial resources for new facilities and equipment to the production of source lasers, fiber Bragg gratings and modules used in telecommunications and for the development of new solid state lasers. Although we believe existing cash balances, cash flow from operations, available lines of credit and the proceeds from the recently completed public offering of our common stock and the private placement of Exchangeable shares in Canada will be sufficient to meet our capital requirements at least for the next 12 months, we may be required to seek additional equity or debt financing to compete effectively in these markets. We cannot precisely determine the timing and amount of such capital requirements and will depend on several factors, including our acquisitions and the demand for our products and products under development. Such additional financing may not be available when needed, or, if available, may not be on terms satisfactory to us.

  Our Currently Outstanding Preferred Stock and Our Ability to Issue Additional Preferred Stock Could Impair the Rights of Our Common Stockholders

  Our Board of Directors has the authority to issue up to 799,999 shares of undesignated preferred stock and to determine the powers, preferences and rights and the qualifications, limitations or restrictions granted to or imposed upon any wholly unissued shares of undesignated preferred stock and to fix the number of shares constituting any series and the designation of such series, without the consent of our stockholders. The preferred stock could be issued with voting, liquidation, dividend and other rights superior to those of the holders of common stock. The issuance of preferred stock under certain circumstances could have the effect of delaying, deferring or preventing a change in control. Each outstanding share of our common stock includes one right. Each right entitles the registered holder, subject to the terms of the Rights Agreement, to purchase from us one unit, equal to one one-thousandth of a share of Series B Preferred Stock, at a purchase price of $600 per unit, subject to adjustment, for each share of common stock held by the holder. The rights are attached to all certificates representing outstanding shares of our common stock, and no separate rights certificates have been distributed. The purchase price is payable in cash or by certified or bank check or money order payable to our order. The description and terms of the rights are set forth in a Rights Agreement between us and American Stock Transfer & Trust Company, as Rights Agent, dated as of June 22, 1998, as amended from time to time.

  Certain provisions contained in the rights plan, and in the equivalent rights plan our subsidiary, JDS Uniphase Canada Ltd., has adopted with respect to its exchangeable shares ("Exchangeable Shares"), may have the effect of discouraging a third party from making an acquisition proposal for us and may thereby inhibit a change in control. For example, such provisions may deter tender offers for shares of common stock or Exchangeable Shares which offers may be attractive to the stockholders, or deter purchases of large blocks of common stock or Exchangeable Shares, thereby limiting the opportunity for stockholders to receive a premium for their shares of common stock or Exchangeable Shares over the then-prevailing market prices.

  Certain Anti-Takeover Provisions Contained in Our Charter and Under Delaware Law Could Impair a Takeover Attempt

  We are subject to the provisions of Section 203 of the Delaware General Corporation Law prohibiting, under certain circumstances, publicly-held Delaware corporations from engaging in business combinations with certain stockholders for a specified period of time without the approval of the holders of substantially all of its outstanding voting stock. Such provisions could delay or impede the removal of incumbent directors and could make more difficult a merger, tender offer or proxy contest involving us, even if such events could be beneficial, in the short term, to the interests of the stockholders. In addition, such provisions could limit the price that certain investors might be willing to pay in the future for shares of our common stock. Our Certificate of Incorporation and Bylaws contain provisions relating to the limitations of liability and indemnification of our directors and officers, dividing our Board of Directors into three classes of directors serving three-year terms and providing that our stockholders can take action only at a duly called annual or special meeting of stockholders. These provisions also may have the effect of deterring hostile takeovers or delaying changes in control or management of us.

  SELLING STOCKHOLDERS

  The following table provides the names of and the number of shares of Common Stock beneficially owned by each Selling Stockholder, and the number of shares of Common Stock beneficially owned by each Selling Stockholder upon completion of the offering or offerings pursuant to this Prospectus, assuming each Selling Stockholder offers and sells all of its or his/her respective Shares. Selling Stockholders may, however, offer and sell all, or some or none of their Shares. The respective donees, pledgees and transferees or other successors in interest of the Selling Stockholders may also sell the shares listed below as being held by the Selling Stockholders. No Selling Stockholder will beneficially own one percent or greater of the Company's outstanding Common Stock upon the sale of their shares offered hereby.

Beneficial Ownership Prior to Offering	Percentage Prior to the Offering(1)	Number of Shares Offered	Beneficial Ownership After the Offering
James Coleman	3,664	*	3,664	0
Noboru Hiraguri	3,664	*	3,664	0
Yves Dzialowski	3,664	*	3,664	0
NSG Holdings USA, Inc.	2,219,553	*	2,219,553	0

  * Less than 1%

  (1) Percentage of 118,136,850 shares of voting Common Stock, based on shares outstanding as of November 29, 1999.

  PLAN OF DISTRIBUTION

  This prospectus relates to the offer and sale from time to time by the holders of up to 2,230,545 shares of our common stock. The shares were issued in connection with the merger agreement. This prospectus has been prepared in connection with registering the shares to allow for sales of shares by the applicable selling stockholders to the public in accordance with the terms of the merger agreement. We have registered the shares for sale pursuant to the terms of the merger agreement, but registration of such shares does not necessarily mean that any of such shares will be offered and sold by the holders thereof.

  We will not receive any proceeds from the offering by the selling stockholders. The shares may be sold from time to time to purchasers directly by any of the selling stockholders, or donees, pledgees, transferees or other successors in interest ("Transferees") thereof. Alternatively, the selling stockholders, or Transferees thereof, may from time to time offer the shares through dealers or agents. These dealers or agents may receive compensation in the form of commissions from the selling stockholders, or transferees thereof, and/or the purchasers of shares for whom they may act as agent. The selling stockholders, or Transferees thereof, and any dealers or agents that participate in the distribution of shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any profit on the sale of shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting commissions under the Securities Act.

  At the time a particular offer of shares is made, a prospectus supplement, if required, will be distributed that will set forth the name and names of any dealers or agents and any commissions and other terms constituting compensation from the selling stockholders, or Transferees thereof, and any other required information. The shares may be sold from time to time at varying prices determined at the time of sale or at negotiated prices.

  In order to comply with the securities laws of certain states, if applicable, the shares may be sold only through registered or licensed brokers or dealers. In addition, in certain states, the shares may not be sold unless they have been registered or qualified for sale in such state or an exemption from such registration or qualification requirement is available and is complied with.

  The shares may also be sold in one or more of the following transactions:

  block transactions, which may involve crosses, in which a broker-dealer may sell all or a portion of such stock as agent but may position and resell all or a portion of the block as principal to facilitate the transaction;

  purchases by any such broker-dealer as principal and resale by such broker-dealer for its own account pursuant to a prospectus supplement;

  ordinary brokerage transactions and transactions in which any such broker-dealer solicits purchasers;

  sales "at the market" to or through a market maker or into an existing trading market, on an exchange or otherwise, for such shares; and

  sales in other ways not involving market makers or established trading markets, including direct sales to purchasers.

  In effecting sales, broker-dealers engaged by the selling stockholders may arrange for other broker-dealers to participate.

  EXPERTS

  The consolidated financial statements of JDS Uniphase Corporation, appearing in JDS Uniphase's Annual Report on (Form 10-K/A) for the year ended June 30, 1999, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated by reference herein. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of JDS FITEL, Inc., for the three year period ended May 31, 1999 contained in JDS Uniphase's Current Report on Form 8-K/A dated November 3, 1999 have been audited by PriceWaterhouseCoopers LLP, independent auditors, as set forth in their reports thereon and included therein and incorporated by reference herein. Such financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

  The financial statements of Optical Coating Laboratory, Inc. (OCLI) and its consolidated subsidiaries as of October 31, 1998 and 1997 and for each of the three years in the period ended October 31, 1998, except for Flex Products, Inc., a consolidated subsidiary, as of October 31, 1997 and for each of the two years in the period ended October 1997, incorporated by reference in this prospectus have been audited by Deloitte & Touche LLP, as stated in their report, which is incorporated by reference herein.

  The financial statements of Flex Products, Inc., not included herein, as of November 2, 1997, and for each of the two years in the period ended November 2, 1997, have been audited by KPMG LLP, as stated in their report, such report being incorporated by reference herein. The financial statements of OCLI and its consolidated subsidiaries have been incorporated in reliance upon the reports of Deloitte & Touche LLP and KPMG LLP given upon their authority as experts in accounting and auditing. Both of the foregoing firms are independent auditors.

  With respect to the unaudited interim financial information included in Optical Coating Laboratory, Inc.'s Quarterly Reports on Form 10-Q for the quarters ended January 31, 1999, April 30, 1999 and July 31, 1999 which is incorporated by reference from the Current Report on From 8-K/A of JDS Uniphase Corporation filed November 30, 1999, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in those Quarterly Reports on Form 10-Q and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP is not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim financial information because such report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

  LEGAL MATTERS

  The validity of the issuance of the shares of Common Stock offered pursuant to this Prospectus will be passed upon for the Company by Morrison & Foerster LLP, Palo Alto, California.

  INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The documents listed below have been filed by us under the Exchange Act with the Commission and are incorporated herein by reference:

    JDS Uniphase's Annual Report on Form 10-K for the year ended June 30, 1999;
    JDS Uniphase's Annual Report on Form 10-K/A for the year ended June 30, 1999, as filed on October 28, 1999;
    JDS Uniphase's Quarterly Report on Form 10-Q for the quarter ended September 30, 1999;
    JDS Uniphase's Reports on Form 8-K dated as of July 12, 1999, October 4, 1999 and November 5, 1999;
    JDS Uniphase's Reports on Form 8-K/A dated as of November 3, 1999 and November 30, 1999; and
    The description of our Common Stock contained in our Registration Statement on Form 8-A filed with the Commission on November 15, 1993.

  Each document filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this prospectus and prior to the termination of the offering made hereby shall be deemed to be incorporated by reference in this prospectus and to be part hereof from the date of filing such documents. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained herein (or in the applicable prospectus supplement) or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this prospectus.

  Copies of all documents which are incorporated herein by reference (not including the exhibits to such information, unless such exhibits are specifically incorporated by reference in such information) will be provided without charge to each person, including any beneficial owner, to whom this Prospectus is delivered upon written or oral request. Requests should be directed to the Corporate Secretary at our United States corporate headquarters at 163 Baypointe Parkway, San Jose, California 95134 or by telephone at (408) 434-1800.

  WHERE YOU MAY FIND MORE INFORMATION

  We are subject to the informational requirements of the Securities Exchange Act of 1934, and accordingly we file reports, proxy statements and other information with the Securities and Exchange Commission. Such reports, proxy statements and other information filed can be inspected and copied at the Commission's Public Reference Section, 450 Fifth Street, N.W., Washington, D.C., 20549, and at the following regional offices of the Commission: Seven World Trade Center, 13th Floor, New York, New York 10048 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a web site (http://www.sec.gov) containing reports, proxy and information statements and other information of registrants, including us, that file electronically with the Commission. In addition, our common stock is listed on the Nasdaq National Market and similar information concerning JDS Uniphase can be inspected and copied at the offices of the National Association of Securities Dealers, Inc., 9513 Key West Avenue, Rockville, Maryland 20850.

  We have filed with the Commission a registration statement on Form S-3 (of which this prospectus is a part) under the Securities Act of 1933, with respect to the shares offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which have been omitted as permitted by the rules and regulations of the Commission. Statements contained in this prospectus as to the contents of any contract or other documents are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto. For further information regarding us and the shares offered by this prospectus, reference is hereby made to the registration statement and such exhibits and schedules which may be obtained from the Commission at its principal office in Washington, D.C. upon payment of the fees prescribed by the Commission.

  No person has been authorized to give any information or to make any representations not contained or incorporated by reference in this prospectus in connection with the offer described in this prospectus and, if given or made, such information and representations must not be relied upon as having been authorized by us or the selling stockholders. Neither the delivery of this prospectus nor any sale made under this prospectus shall under any circumstances create any implication that there has been no change in our affairs since the date of this prospectus or since the date of any documents incorporated into this prospectus by reference. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities to which it relates, or an offer or solicitation in any state to any person to whom it is unlawful to make such offer in such state.